EXHIBIT 2

LENS
Investment Management LLC
--------------------------------------------------------------------------------

Suite 800
1200 G Street, NW
Washington, DC  20005
Telephone 202.434.8723
Facsimile 202.783.3316

E-Mail:  info@lens-inc.com
Web Site:  http://www.lens-inc.com


November 9, 1998



Mr. Julius Lewis
Corporate Secretary
Juno Lighting, Inc.
1300 South Wolf Road
P.O. Box 5065
Des Plaines, IL  60017-5065

Dear Mr. Lewis,

I am pleased to accept your invitation to speak to the board at its meeting on January 19, 1999, and hope that the long-promised new outside directors will be present at that meeting as well. Approximately two weeks before the meeting, we will send you an outline of the issues we plan to cover. Would this be the best meeting to include some of the other major shareholders, or should that be at a separate meeting? At a minimum, I would want to include representatives from the State of Wisconsin Investment Board, Royce, National Rural Electric, and Harris. LENS has not made any effort to form a group and has no wish or ability to speak on behalf of other shareholders. Therefore, they must be included to hear for themselves what you and we have to say.

Mindful of the deadline this month, I am enclosing a shareholder resolution to be included on this year's proxy. It is my hope and expectation that we will have seen enough progress and commitment to be able to withdraw the proposal before the annual meeting. If, however, the board wishes to discuss the resolution or negotiate changes in the language of the proposal or the supporting statement, we would be happy to consider your comments.



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
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I appreciate the board's invitation. I look forward to our meeting, and to staying in close touch until then.

Sincerely,


/s/ Nell Minow
Nell Minow

Enc.

Cc:   George Ball
      Robert Fremont
      Allan Coleman
      Thomas W. Tomsovic










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
                               JUNO LIGHTING, INC.

                             Shareholder Resolution
                             ----------------------

      WHEREAS, many of the directors of Juno Lighting, Inc. (the "Company") are officers of the Company or receive income from the Company other than for their service as directors;

      WHEREAS, the Company's shareholders believe that the lack of independent directors has resulted, and will continue to result, in corporate decision-making that is not in the best interests of the Company's shareholders; and

      WHEREAS, the Company's shareholders seek to protect their investments by ensuring that the Company is governed primarily by independent outside directors;

      NOW THEREFORE, BE IT RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, the Company's shareholders hereby amend
Article III of the Company's Bylaws to add the following Section 4, such amendment to become effective one year following approval by holders of a majority of the outstanding shares of stock present, in person or by proxy, at the shareholders meeting at which such resolution is proposed:

            Section 4. The board of directors of the corporation shall at no time contain more than one (1) inside director. For purposes of this
            Section 4, "inside director" means a director who is an officer or employee of the corporation, or who otherwise derives income from the corporation, either directly or indirectly, other than compensation for his/her services as a director. Notwithstanding any other provision of these bylaws, this Section 4 may not be altered, amended or repealed, except by the holders of a majority of the outstanding shares of the Company's stock.


                              Supporting Statement
                              --------------------

      While the Company's products are good and its operations efficient, the total return received by its shareholders over the last five years, measured by increased share price plus dividends, has averaged barely 25% of the total return on the Standard & Poors 500 stock index. We believe the root of the problem is a lack of focus on shareholder value by the Company's



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
directors, a majority of whom are officers of the Company or otherwise derive substantial income from the Company.

      We believe that independent outside directors, who receive no compensation from a corporation other than for their service as directors, are better able to promote shareholder value, because they do not have personal or professional ties to the Company that may cloud their judgment or prevent them from acting in the stockholders' best interests.

      At the 1998 annual stockholders meeting, the Board promised to appoint new independent directors before July 1998. That promise was not kept. To ensure that the Company's stockholders receive independent, objective, and vigilant oversight of management by the board, we request your support for the above resolution, which amends the Company's bylaws to prohibit more than one inside director from serving on the board at a time.








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
                                                                   SCHEDULE III


                           RECENT TRANSACTIONS IN THE COMMON STOCK

Date of                     Nature of                     Number      Total Cost      Price
Transaction                Transaction                   of Shares    (Proceeds)    Per Share
-----------                -----------                   ---------    ----------    ---------
9/18/98          Purchase Ram Trust Services, Inc.         2,657       53,804.25     20.250
9/22/98          Purchase Ram Trust Services, Inc.         3,900       78,975.00     20.250
9/22/98          Purchase Ram Trust Services, Inc.           100        2,025.00     20.250
9/23/98          Purchase Ram Trust Services, Inc.         2,000       40,750.00     20.375
9/29/98          Purchase Ram Trust Services, Inc.         2,500       51,562.50     20.625
10/6/98          Purchase Ram Trust Services, Inc.         1,000       22,125.00     22.125
10/30/98         Purchase Ram Trust Services, Inc.            10          232.50     23.250
11/5/98          Purchase Ram Trust Services, Inc.            50        1,243.75     24.875
11/6/98          Purchase Ram Trust Services, Inc.            19          465.50     24.500

9/18/98          Purchase Lens Investment Management      33,230      672,907.50     20.250
9/23/98          Purchase Lens Investment Management      20,500      417,687.50     20.375
11/6/98          Purchase Lens Investment Management          31          759.50     24.500

11/13/98         Purchase John B. Goodrich                   200        4,262.50     21.3125







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